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                                Filed by National City Corporation pursuant to
                                Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                Subject Company: Provident Financial Group, Inc. Commission File Number: 001-08019




This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between National City Corporation and Provident Financial Group, Inc., including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of National City's and Provident's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure Provident stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City's and Provident's results to differ materially from those described in the forward-looking statements can be found in the 2003 Quarterly Reports on Form 10-Q and the 2002 Annual Report on Form 10-K of National City and Provident filed with the SEC and available at the SEC's Internet site (http://www.sec.gov).

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about National City and Provident, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation, National City Center, 1900 East Ninth Street, Cleveland, Ohio 44114-3484, Attention: Office of the Secretary (216-222-2000), or to Provident Financial Group, Inc., One East Fourth Street, Cincinnati, Ohio 45202, Attention: Secretary (513-579-2861).

The respective directors and executive officers of National City and Provident and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding National City's directors and executive officers is available in its proxy statement filed with the SEC by National City on March 13, 2003, and information regarding Provident's directors and executive officers is available in its proxy statement filed with the SEC by Provident on April 30, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.



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The purpose of this Q & A is to provide information about the displacement program that will be available to eligible employees whose positions are eliminated as a result of the merger with National City. The displacement program is designed to allow employees to transition to new job opportunities.

Please keep in mind that although some positions will be eliminated upon the close of the sale, the majority of displacement will not occur until sometime in 2005.

How will decisions be made about which positions are eliminated?
The management of each line of business will review the Provident structure to determine which functions will remain and what staffing levels are required.

When will employees be given formal notice of displacement?
Employees will be given at least 60 days notice before their last day of employment and as soon as possible after the government approval date.

When will we know who is affected by job loss and what benefits will be provided?
It is too early in the merger process to identify exactly which positions will or will not be eliminated. However, National City is always looking for talented people. We know that National City hopes to retain a large number of Provident employees, some in their current positions and some through new career opportunities.

As you know, employees will not be told anything about how their jobs will be affected until after the merger has been approved by the government, which is expected to be mid-May. Therefore, until you are told personally how your job will be affected, do not accept anything else you hear as fact. After government approval of the merger, if an employee's position is to be eliminated, the following benefits will be provided:

1. All displaced employees will receive at least a 60-day notice before their displacement dates.

2. All displaced employees will be paid a retention bonus equal to at least 3-months base pay, which will be paid only if an employee stays until the defined displacement date.

3. All displaced employees will be given the opportunity to apply for other job opportunities within Provident and/or National City. A National City on-site HR representative will be available beginning in April to discuss career opportunities throughout the National City organization.

4. All displaced employees will be provided outplacement assistance.

5. All displaced employees will have the opportunity to post their resumes on a National City-sponsored website that will be made available to selected potential employers.

Who is covered under the displacement pay policy?
All employees, whether full-time or part-time, whose jobs are eliminated as a result of the merger and for whom no positions have been offered for which they are qualified, are eligible for displacement pay. Eligible employees must sign a displacement agreement to receive these benefits. Displacement pay for part-time employees will be based on the employee's average hours worked during the


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previous 12-month period. There are two exceptions to the displacement pay policy. First, seasonal and temporary staffs are not eligible for this benefit. Also, if a comparable position is offered to a displaced employee, for which the employee is qualified, and the employee declines that offer, the employee will not be eligible to receive displacement benefits. A comparable position must:

1. Provide equal or better pay.

2. Be located within 35 miles of the employee's current job location.
If an employee declines a comparable offer, the employee will not be eligible for the displacement pay benefit.

When does this policy go into effect?
The displacement policy will be effective May 1. We do not anticipate having federal regulatory approval until later that month, and the policy will apply only to merger-related job eliminations.

How much displacement pay will displaced employees receive?
The actual amount of displacement pay will be based upon the following:

1. Non-Exempt, Exempt, and A.V.P. level employees receive 2 weeks of base pay for each Year of Employment, with a minimum of 12 weeks of pay and a maximum of 40 weeks of pay.

2. V.P. level employees receive 3 weeks of base pay for each Year of Employment, with a minimum of 26 weeks and a maximum of 52 weeks.

3. S.V.P. level employees receive 4 weeks of base pay for each Year of Employment, with a minimum of 39 weeks and a maximum of 65 weeks.

"Years of Employment" are defined as full years of continuous, uninterrupted employment time with Provident, its affiliates, and/or other companies previously acquired by Provident. Employees with less than one full year of employment will be treated the same as those with one full year of service. The "service date" currently in the Provident human resources system will be the date used to determine years of employment. This date is an employee's most recent regular hire date and does not include any previous employment time as a temporary or seasonal staffer.

Displacement pay will be based upon the associate's title and base pay as of March 1, 2004. The title used to determine displacement pay will be the title the employee has with Provident Bank. Employees with titles with other PFGI companies may receive benefits for the equivalent officer title of Provident Bank, at the discretion of Provident Bank management.

How will displacement pay be handled, in a lump sum or spread out? Displacement pay will be paid out over time on your normal pay cycle, rather than in a lump sum.

If employees stay through their displacement dates, will they receive a retention bonus?
The purpose of a retention bonus is to encourage displaced employees to support their current functions through their displacement dates. Retention bonuses will be offered to all employees whose jobs will be eliminated. To be eligible for the bonus, employees must work in their current positions through their displacement dates. These bonuses will not be paid to employees who move to other positions, internally or externally, prior to their displacement dates. However, if an employee remains in their position through their displacement date, and then

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accepts an internal position, the employee will receive the retention bonus.

The amount of the retention bonus will be at least an amount equal to 3 months' pay. Some employees could receive a larger retention bonus based upon specific departmental needs. Retention bonus amounts will be communicated on an individual basis. The employee must work through the entire period the employee is asked to stay in order to receive this bonus, and the employee must maintain a satisfactory performance rating.

Unlike displacement pay, retention bonuses will be paid in a lump sum within 2 pay periods of the last day of employment. Employees will find out whether or not they are eligible for such a bonus, and how much it will be, immediately after government approval of the merger.

What will happen to health insurance benefits if an employee's job is eliminated?
Employees with health insurance at the time of their displacement dates will be provided continued coverage throughout the period they receive displacement pay; health and dental insurance can be continued beyond the displacement period through COBRA. All other benefits will end on the last day of employment.

What will happen to employees' vacation time if their jobs are eliminated? Provident policies will remain in place throughout 2004. Employees who pass their anniversary dates at, or prior to, their last day of employment will be paid out for any unused vacation, as per the current Provident policy. Also, as is the case under current Provident policy, your management must approve any vacation taken in 2004 before you take it. In 2005, employees will be covered under the National City vacation policy, as with all other policies. National City benefits and policies will be shared with employees at a later date.

Will outplacement services be provided for employees whose jobs are eliminated? Yes, outplacement services will be provided to all displaced employees. The service will provide assistance with preparation of resumes, interviewing skills, and general tips for the job search process. This service will continue for each employee until the employee secures other employment.

What happens to employees' retiree status if their jobs are eliminated and they receive displacement pay?
Employees can retire at any time they are eligible (see definition of retiree eligibility in your Associate Reference Guide).

Will displaced employees receive displacement pay if they go to work immediately after their jobs are eliminated?
Yes, employees will receive displacement pay if they work through their displacement dates.

If a displaced employee leaves Provident Bank prior to the communicated displacement date, what benefits does the employee forfeit?
Displacement pay, retention bonuses, and outplacement services are provided only to displaced employees who remain in their jobs through

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their displacement date. If an employee leaves prior to the communicated displacement date, the employee will not be eligible for the displacement program, including displacement pay, retention bonus, and outplacement service.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about National City Corporation and Provident Financial Group, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation, National City Center, 1900 East Ninth Street, Cleveland, Ohio 44114-3484
Attention: Office of the Secretary (216-222-2000), or to Provident Financial Group, Inc., One East Fourth Street, Cincinnati, Ohio 45202 Attention: Secretary (513-579-2861). The respective directors and executive officers of National City and Provident and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding National City's directors and executive officers is available in its proxy statement filed with the SEC by National City on March 13, 2003, and information regarding Provident's directors and executive officers is available in its proxy statement filed with the SEC by Provident on April 30, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.